FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2005

EMGOLD MINING CORPORATION

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Emgold Mining Corporation

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Paralegal

Date: August 29, 2005

EMGOLD MINING CORPORATION

1400 - 570 Granville Street

Vancouver, B.C.  Canada  V6C 3P1

www.emgold.com

August 29, 2005

Ticker Symbol:  EMR - TSX Venture Exchange

SEC 12g3-2(b):  82-3003

EMGOLD - SECOND QUARTER RESULTS

Emgold Mining Corporation (EMR: TSX-V)("Emgold") announces its results for the six months ended June 30, 2005 ("fiscal 2005").  Emgold incurred a loss of US$2,385,144 or a loss per share of US$0.05, compared to a loss of US$2,790,384 or a loss per share of US$0.06 for the six months ended June 30, 2004 ("fiscal 2004").  The Company's primary focus has been and continues to be the exploration and permitting of the Idaho-Maryland Property located near the City of Grass Valley in Nevada County, California, U.S.A., and the development and commercialization of the CeramextTM Process.

  During fiscal 2005, cash used in operations was $2,123,063 compared to $2,616,314 in fiscal 2004.

  Exploration expenditures and acquisition of mineral property interests totalled $747,945 in fiscal 2005, of which $35,474 was capitalized, compared to $2,143,707 in fiscal 2004, of which $567,052 was capitalized. The Company expenses exploration costs on its mineral property interests.  Exploration expenditures were incurred on the following mineral properties in fiscal 2005:  Idaho-Maryland - $706,952 (2004: $1,561,465), Rozan - $1,788 (2004 - $3,177), Stewart - $2,004 (2004 - $12,013), and Jazz - $1,727 (2004 - $Nil).

  During fiscal 2005, the Company spent $591,463 (2004 - $599,832) on research and development of the CeramextTM Process.  Expenses incurred include prototype materials for research - $42,201 (2004 - $120,416); CeramextTM technology royalties and amortization of licence fee and bench-scale research facility - $72,939 (2004 - $70,526); engineering costs which includes consultants, contractors, salaries and hourly labour - $293,279 (2004 - $253,781); consumable materials - $38,804 (2004 - $89,311); site costs - $81,588 (2004 - $52,041); sample preparation - $26,441 (2004 - $Nil) and transportation - $4,662 (2004 - $13,757).  Stock-based compensation of $28,489 for stock options granted in fiscal 2005 contributes to the total with no comparative expense in fiscal 2004.  The technology licence fee and bench-scale research facility are amortized over a two-year period.

Emgold has applied for a Conditional Mine Use Permit ("CMUP") to re-open and work the Idaho-Maryland Mine, subject to the conditions in the permit.  The submitted applications were deemed complete on May 24, 2005, by the City of Grass Valley (the "City").  As the Lead Permitting Agency, the City initiates a California Environmental Quality Act ("CEQA") review of the project applications.  Once the permit is issued, the Company plans to dewater the existing mine workings and construct an underground access ramp (the "decline") for underground exploration, confirmation drilling and sampling, as well as some mining to recover and produce gold identified in the shallower zones of the mine while allowing for the completion of a feasibility study possibly leading to full-scale gold production.  The Company is sensitive to environmental concerns and to addressing those issues associated with industrial development proximate to an urban center.

The construction of a decline may also enable the production of ceramics from the development rock (the rock from the excavation of the decline).  The CMUP application also includes provisions for Emgold to operate a CeramextTM plant to produce ceramic building products, sales of which are projected to contribute significant revenue that could enhance the overall value of the integrated mining operation.  The CMUP application contemplates the staged development of a gold mining and ceramics operation on a scale of up to 2,400 tons per day subject to the completion of a positive feasibility study and given a positive production decision.  While the decline is being constructed, and during subsequent underground exploration, the Company expects that there could be some gold production.  Initially, the Company plans to mine and toll mill any gold ore when sufficient gold bearing ore is defined as part of the development of the underground workings and any areas of deeper underground exploration.

Permitting Process

In California, permitting is a well-defined process where companies work with the local community and governments.  We believe we have a good working relationship with the local communities and to date have been successful in obtaining the permits we have applied for.

Responding to comments from the City of Grass Valley and preparation of all permitting applications and additional material as requested has been the main focus of the Company to date in fiscal 2005.  This process of information exchange will likely continue throughout fiscal 2005 and 2006.  The work associated with the application process will consume a significant amount of the Company's resources and there will be associated expenditures as the Company responds to requests made by the City of Grass Valley and other County, State and Federal regulatory authorities.

To date in fiscal 2005, the Company has been actively involved with the community.  Booths and information sessions at fairs, markets and community centres have been organized and attended by interested parties.  Issues of concern to the community are being addressed and communicated to all interested parties at these sessions.  A website, www.idaho-maryland.com, devoted to the Idaho-Maryland property, addresses community concerns regarding the impact of possible dewatering activities of existing mine workings, underground development, exploration and the possible operation of a mine on the community and the environment.

Exploration

Emgold has currently identified up to 26 underground exploration targets, each having the potential to host a sizeable gold deposit based on historical and current drill data from the Idaho-Maryland.  It is important to note that these additional exploration targets may only be fully defined by underground mining combined with underground exploration drill programs.  Underground drilling cannot commence until the existing mine workings are dewatered and the excavation of decline has been initiated, which cannot begin until a CMUP is obtained.  The Company intends to start mining for gold from shallow targets as well as to start further underground exploration activities during the excavation of the decline.  Subject to the receipt of the CMUP and the availability of funding, these activities are scheduled to commence in Q1 2008 or before.

The Company's geologists are currently designing a Phase 3 surface drill program for late 2005 or in 2006.  A drilling permit is required before any drilling can be undertaken.  The Phase 3 program is presently expected to consist of up to 25,000 ft (7,620 m) of core drilling that may be conducted at up to 5 sites.

The Company is planning a future 425,000 ft (130,000 m) underground drill program to test the 26 exploration targets and 200 resource blocks that have been identified.  Our current estimate is that the permitting process may take between 18 and 24 months from the time that the Final Applications were deemed complete by the City as Lead Agency, which was on May 24, 2005.  This time estimate has been based on the permitting experiences of previous mining operations located in California.

Throughout the past two years, exploration geologists have been inputting the historic data from the mine into the mine modelling software.  All the historical data is being digitized, checked and analyzed.  It is the Company's objective to have the majority of the historic data entered into the modelling software by the end of the third quarter of fiscal 2005 ("Q3 2005").

Advancement of the CeramextTM Process

Emgold licensed the worldwide rights to the CeramextTM technology because of its potential to provide a tailings management strategy and to contribute a significant revenue stream to the Idaho-Maryland Mine.  The Company also believes there is a global business opportunity to create revenue from processing a wide range of other waste and naturally occurring materials to produce high quality ceramic building materials.

The CeramextTM hot vacuum extrusion process should be able to use a very wide range of siliceous feedstocks that would normally be considered waste materials.  These include not only mine development rock and mine tailing materials, such as those from the Idaho-Maryland project, but also coal and lignite fly ash which is generated primarily from power plants, incinerator and wood ash, waste earth materials, and a variety of other silicates.  Many of these feedstocks have been tested using our pilot-scale plants, some yielding very positive results.

The Idaho-Maryland feedstock has been used to produce high quality ceramic material, as has fly ash and other materials from mining and industrial sites throughout North America.  The testing of feedstock materials is ongoing in conjunction with equipment design and product development.

The CeramextTM Process is expected to be capable of producing high quality ceramics at approximately 30-40% less cost than other conventional ceramic processes.  Savings are expected from the process by more efficient use of energy and the lower cost of feedstocks.

The Company is in the process of preparing a marketing study to form part of the feasibility study to support the decision to produce ceramic building materials.  Emgold anticipates completing the initial marketing studies by 2006, as an integral component in preparing feasibility studies and the commercialization of the CeramextTM Process for the Idaho-Maryland Mine and other potential projects.  The Company is also in negotiations with other mining companies and industrial companies who have expressed interest in using the CeramextTM technology to treat their tailings and/or waste products.  The Company expects to have several Memoranda of Understanding and/or Joint Ventures in place with operators by the end of Q4 2005.

Emgold has expended US$374,325 in Q2 2005 compared to US$385,461 in Q2 2004 on the licensing, bench-scale model and related research on the CeramextTM Process.  Included in the costs in each quarter is amortization of the original acquisition of the license fee on the process.

During Q2 2005, Emgold expended US$305,580 in exploration costs on the Idaho-Maryland Property compared to US$858,618 in Q2 2004.  Administrative expenditures totalled US$651,362 in Q2 2005 compared to US$365,684 in Q2 2004.  Expenses in fiscal 2005 reflect increased staffing levels, compared to total expenditures in fiscal 2004.

For more information about Emgold, the Stewart, Rozan and Jazz Properties in British Columbia, the Idaho-Maryland Project and the CeramextTM Process, please visit www.emgold.com or www.sedar.com.

On behalf of the Board of Directors,

William J. Witte, P.Eng.

President and Chief Executive Officer

For further information please contact:
Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.

EMGOLD MINING CORPORATION

(an exploration stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2005 and 2004

(expressed in United States dollars)

The Company's independent auditor has not performed a review of these consolidated financial statements.

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Interim Consolidated Balance Sheets

(expressed in United States dollars)

	June 30, 2005	December 31, 2004

Assets

Current assets
Cash and cash equivalents	$ 6,132,761	$ 1,304,994
Due from related parties (Note 4)	106,922	229,682
Prepaid expenses and deposits	73,559	42,758
Accounts receivable	48,417	74,079
	6,361,659	1,651,513

Other	6,399	6,399
CeramextTM process	78,115	141,054
Equipment (Note 2)	394,367	351,825
Mineral property interests (Note 2)	833,430	797,956

	$ 7,673,970	$ 2,948,747

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$ 202,054	$ 341,707
Due to related parties (Note 4)	125,457	117,242
	327,511	458,949

Preference shares (Note 3)	573,549	577,529
	901,060	1,036,478

Shareholders' equity
Share capital (Note 3)	29,875,136	22,819,677
Preference shares (Note 3)	90,902	90,902
Cumulative translation adjustment	(577,456)	(577,456)
Contributed surplus	2,319,034	2,128,708
Deficit	(24,934,706)	(22,549,562)
	6,772,910	1,912,269

	$ 7,673,970	$ 2,948,747

See accompanying notes to consolidated financial statements.

Approved by the Directors

"Joel D. Schneyer"

"William J. Witte"

Joel D. Schneyer

William J. Witte

Director

Director

2

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Interim Consolidated Statements of Operations and Deficit

(expressed in United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004

Expenses
Amortization	$ 14,377	$ 5,280	$ 26,613	$ 5,280
Accretion of debt portion of preference shares	2,976	4,293	6,752	8,724
CeramextTM process research (Note 7)	374,325	385,461	591,463	599,832
Exploration expenses (Note 6)	307,279	879,320	712,471	1,576,655
Foreign exchange (gain) / loss	(22,777)	64,387	(19,814)	181,678
Finance expense	11,110	10,159	21,683	20,645
Legal, accounting and audit	12,857	15,494	42,544	31,592
Management and consulting fees	6,071	5,571	12,189	11,181
Office and administration	130,956	50,928	216,565	75,793
Salaries and benefits	237,681	50,347	470,047	76,590
Shareholder communications	91,389	47,945	165,212	106,658
Stock-based compensation	143,979	87,599	143,979	100,808
Travel	22,743	23,681	40,932	33,193
	1,332,966	1,630,465	2,430,636	2,828,629
Other expenses and income
Interest income	42,651	9,256	45,492	38,245
Loss for the period	(1,290,315)	(1,621,209)	(2,385,144)	(2,790,384)

Deficit, beginning of period	(23,644,391)	(18,272,108)	(22,549,562)	(17,102,933)

Deficit, end of period	$ (24,934,706)	$ (19,893,317)	$ (24,934,706)	$ (19,893,317)

Loss per share - basic and diluted	$ (0.02)	$ (0.03)	$ (0.05)	$ (0.06)

Weighted average number of common shares outstanding	52,646,451	46,943,184	49,917,436	44,958,070

Total common shares outstanding at end of period	65,518,099	46,998,099	65,518,099	46,998,099

See accompanying notes to consolidated financial statements.

3

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION
(an exploration stage company)

Interim Consolidated Statements of Shareholders' Equity

(expressed in United States dollars)

	Common Shares Without Par Value		Preference Shares	Contributed Surplus	Cumulative Translation Adjustment	Deficit	Total Shareholders' Equity
	Shares	Amount
Balance, December 31, 2003	43,455,880	$ 21,312,846	$ 90,902	$ 1,654,998	$ (577,456)	$ (17,102,933)	$ 5,378,357
Shares issued for cash:
Warrants exercised	2,935,219	1,236,089	--	--	--	--	1,236,089
Stock options exercised	517,000	59,731	--	--	--	--	59,731
Shares issued for other:
CeramextTM license agreement	200,000	182,108	--	--	--	--	182,108
Stewart property payment at Cdn$0.76	50,000	28,903	--	--	--	--	28,903
Stock-based compensation	--	--	--	473,710	--	--	473,710
Loss for the year	--	--	--	--	--	(5,446,629)	(5,446,629)
Balance, December 31, 2004	47,158,099	22,819,677	90,902	2,128,708	(577,456)	(22,549,562)	1,912,269
Non-cash transactions:
Contributed Surplus on vesting of options	--	--	--	190,326	--	--	190,326
Shares issued for cash
Private placement, less share issue costs	18,360,000	7,055,459	--	--	--	--	7,055,459
Loss for the period	--	--	--	--	--	(2,385,144)	(2,385,144)
Balance, June 30, 2005	65,518,099	$ 29,875,136	$ 90,902	$ 2,319,034	$ (577,456)	$ (24,934,706)	$ 6,772,910

See accompanying notes to consolidated financial statements.

4

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Interim Consolidated Statements of Cash Flows

(expressed in United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Cash provided by (used for):
Operations:
Loss for the period	$ (1,290,315)	$ (1,621,209)	$ (2,385,144)	$ (2,790,384)
Items not involving cash
Amortization	42,053	40,543	89,552	75,806
Stock based compensation	190,326	87,599	190,326	100,808
Accretion of debt component of preference shares	2,976	4,293	6,752	8,724
Effect of currency translation	(7,408)	(8,705)	(10,732)	(14,522)

Changes in non-cash operating working capital
Accounts receivable	46,332	(179)	25,662	(4,890)
Due to/from related parties	(126,230)	28,190	130,975	(35,625)
Prepaid expenses and deposits	(51,976)	22,641	(30,801)	(27,818)
Accounts payable and accrued liabilities	(120,363)	(25,860)	(139,653)	71,587
	(1,314,605)	(1,472,687)	(2,123,063)	(2,616,314)

Investing activities:
Mineral property acquisition costs	(35,474)	(563,383)	(35,474)	(567,052)
CeramextTM license agreement	--	--	--	(100,000)
Equipment additions	(70,640)	(61,535)	(69,155)	(102,913)
	(106,114)	(624,918)	(104,629)	(769,965)

Financing activities:
Common shares issued for cash	7,055,459	14,607	7,055,459	1,280,409

Increase (decrease) in cash and cash equivalents during the period	5,634,740	(2,082,998)	4,827,767	(2,105,870)
Cash and cash equivalents, beginning of period	498,021	5,815,914	1,304,994	5,838,786
Cash and cash equivalents, end of period	$ 6,132,761	$ 3,732,916	$ 6,132,761	$ 3,732,916
Cash and cash equivalents is comprised of:
Cash and in bank	$ 941,259	$ 1,783,599	$ 941,259	$ 1,783,599
Short-term money market instruments	5,191,502	1,949,317	5,191,502	1,949,317
	$ 6,132,761	$ 3,732,916	$ 6,132,761	$ 3,732,916

See accompanying notes to consolidated financial statements.

5

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

Six months ended June 30, 2005 and 2004

(expressed in United States dollars)

The accompanying consolidated financial statements for the interim periods ended June 30, 2005 and 2004, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented.  The consolidated financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year.  These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2004.

1.

Going concern assumption

These financial statements are prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company is also developing and commercializing novel technology for the production of high value ceramic products from siliceous waste products.  The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests and the CeramextTM process are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, commercialization of the new ceramics technology and on future profitable production or proceeds from the disposition of the mineral property interests or new technology.

At June 30, 2005, the Company had working capital of $6,034,148 and a deficit of $24,934,706.

The Company has capitalized $833,430 in acquisition costs related to the Rozan, Stewart, Jazz and Idaho-Maryland mineral property interests.

The Company's ability to continue operations is contingent on its ability to obtain additional financing.  Management is confident that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving these objectives.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

6

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

Six months ended June 30, 2005 and 2004

(expressed in United States dollars)

2.

Mineral property interests

(a)

Equipment

	June 30, 2005			December 31, 2004
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Plant and field equipment	$ 176,786	$ 32,442	$ 144,344	$ 142,067
Office furniture and equipment	54,856	9,229	45,627	27,373
Research equipment	80,771	9,639	71,132	36,967
Computer hardware and software	84,992	34,118	50,874	47,002
Leasehold improvements	113,306	30,916	82,390	98,416
Total	$ 510,711	$ 116,344	$ 394,367	$ 351,825

(b)

Mineral property interests

Jazz Property, British Columbia

In April 2004, the Company entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of twenty-four mineral claims (24 units) located in the Nelson Mining Division near Nelson, British Columbia.  The property is contiguous to the Stewart Property and covers approximately 600 hectares.  Under the terms of the agreement, the Company has agreed to make total cash payments of $215,000 to the optionor over a ten-year period.  Cash payments to June 30, 2005, totalled $20,000.  In exchange for the above cash payments, the Company will have the exclusive right and option to earn 100% interest in the property, subject only to the payment to the optionor of a 3.0% NSR and the completion of Cdn$75,000 in exploration work on the property within 2 years from the date of the agreement.  The Company will have the right to purchase 2/3 of the NSR from the optionor for $1,000,000 at any time up to and including the commencement of commercial production.

Rozan Gold Property, British Columbia

In 2000 the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.  The Company may earn a 100% interest in the property by making stepped payments totalling Cdn$100,000 (Cdn$70,000 paid) and issuing 200,000 (200,000 issued) common shares by April 1, 2006.  The property is subject to a 3% net smelter returns royalty ("NSR").  The Company has the right to purchase 2/3 of the royalty from the optionor for Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.

3.

Share capital

Authorized:

Unlimited number of common shares without par value

Unlimited number of preference shares without par value

7

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

Six months ended June 30, 2005 and 2004

(expressed in United States dollars)

3.

Share capital (continued)

Preference shares:

Series A First Preference Shares	Number of Shares	Amount
Balance, June 30, 2005 (Unaudited) and December 31, 2004	3,948,428	$ 90,902

Debt Portion of Class A Preference Shares	Six months ended June 30, 2005	Year ended December 31, 2004
Debt balance, beginning of period	$ 577,529	$ 517,417
Accretion of debt	6,752	17,659
Foreign exchange (gain) / loss on debt	(10,732)	42,453
Debt balance, end of period	$ 573,549	$ 577,529

The Series A Preference shares rank in priority to the Company's common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  At June 30, 2005, $116,977 in dividends payable has been accrued and is classified as due to related party.  The balance of $517,417 is the value included in debt as preference shares, with accretion and foreign exchange loss on debt to June 30, 2005, totalling $56,132.

The shares are redeemable by the Company on 30 days written notice at a redemption price of Cdn$0.80 per common share, but are redeemable by the holder only out of funds available that are not in the Company's opinion otherwise required for the development of the Company's mineral property interest or to maintain a minimum of Cdn$2 million in working capital.

The Series A First Preference Shares are convertible into common shares at any time at a ratio of one common share for every four Series A First Preference Shares, which represents an effective conversion price of Cdn$0.80 per common share.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

Stock options:

The Company has a fixed stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 6,551,810 common shares, of which 1,208,616 stock options are still available to be issued.  There are currently 6,324,000 stock options outstanding exercisable for periods up to ten years.  During the six months ended June 30, 2005, 260,000 stock options were granted to employees at a price of Cdn$ 0.36, expiring June 28, 2010.

8

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

Six months ended June 30, 2005 and 2004

(expressed in United States dollars)

4.

Related party transactions and balances

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, with the exception of preference shares (Note 3).

Six months ended June 30,
Services rendered:	2005	2004
Legal fees (a)	$ 14,654	$ 11,417
Lang Mining Corporation (d)	$ 12,189	$ 11,126
Director (b)	$ 55,000	$ 45,000
LMC Management Services Ltd. (c)	$ 445,660	$ 296,309

Balances receivable from:	June 30, 2005	December 31, 2004
LMC Management Services Ltd.	$ 106,922	$ 229,682
Balances payable to (e):
Directors, officers and employees (b) and (Note 3)	$ 125,457	$ 117,242

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a)

Legal fees were paid to a law firm for which a director is an associate counsel.

(b)

A director of the Company receives consulting fees and has commenced receiving advance royalties on the CeramextTM agreement.

(c)

Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. LMC is not related to Lang Mining Corporation.   Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.

(d)

Lang Mining Corporation ("Lang Mining") is a private company controlled by a director of the Company.  From January 1, 2003, until June 30, 2005, the Company paid Cdn$2,500 per month to Lang Mining for the services of Mr. Lang as chairman of the Company.  A new chairman was appointed in June 2005, and fees will no longer be paid to Lang Mining for services of Mr. Lang as chairman.

(e)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares.

5.

Comparative figures

Where necessary, comparative figures have been changed to conform to the current period's presentation.

9

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

Six months ended June 30, 2005 and 2004

(expressed in United States dollars)

6.

Consolidated Schedules of Exploration Expenses

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Idaho-Maryland Mine, California
Exploration costs
Assays and analysis	$ 998	$ 54,355	$ 3,932	$ 58,938
Drilling	--	269,435	--	649,603
Geological and geochemical	158,954	177,760	312,800	260,652
Land lease and taxes	31,000	25,500	63,787	52,500
Mine planning	49,804	257,094	223,116	314,357
Site activities	40,571	71,837	77,139	197,753
Stock based compensation	17,858	--	17,858	--
Transportation	6,395	9,634	8,320	27,662
Incurred during the period	305,580	858,618	706,952	1,561,465
Rozan Property, British Columbia
Exploration costs
Geological and geochemical	1,433	2,529	1,788	3,177
Incurred during the period	1,433	2,529	1,788	3,177
Stewart Property, British Columbia
Exploration costs
Geological and geochemical	40	9,866	2,004	10,506
Transportation	--	1,507	--	1,507
Incurred during the period	40	11,173	2,004	12,013
Jazz Property, British Columbia
Exploration costs
Geological and geochemical	226	--	1,727	--
Incurred during the period	226	--	1,727	--

Exploration cost incurred during the period	$ 307,279	$ 879,320	$ 712,471	$ 1,576,655

10

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Interim Consolidated Financial Statements

Six months ended June 30, 2005 and 2004

(expressed in United States dollars)

7.

Consolidated Schedules of Research Costs

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
CeramextTM Process Costs
Prototype materials for research	$ 15,164	$ 61,877	$ 42,201	$ 120,416
CeramextTM technology royalties and amortization of license fee and bench-scale research facility	32,676	35,263	72,939	70,526
Commercialization costs	2,287	--	3,060	--
Consumable materials	22,753	89,311	38,804	89,311
Engineering costs	191,766	176,062	293,279	253,781
Sample preparation	13,470	--	26,441	--
Site costs	63,997	17,117	81,588	52,041
Stock based compensation	28,489	--	28,489	--
Transportation	3,723	5,831	4,662	13,757
Incurred during the period	$ 374,325	$ 385,461	$ 591,463	$ 599,832

11

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2005

(expressed in United States dollars, unless otherwise stated)

1.1

Date

2

1.2

Overview

2

1.2.1

Idaho-Maryland Mine, California

3

1.2.2

Rozan and Stewart Properties, British Columbia

5

1.2.3

Jazz Property, British Columbia

5

1.2.4

Market Trends

5

1.3

Selected Annual Information

6

1.4

Results of Operations

7

1.5

Summary of Quarterly Results

10

1.6

Liquidity

11

1.7

Capital Resources

12

1.8

Off-Balance Sheet Arrangements

13

1.9

Transactions With Related Parties

13

1.10

Fourth Quarter

14

1.11

Proposed Transactions

14

1.12

Critical Accounting Estimates

14

1.13

Critical accounting policies and changes in accounting policies

14

1.14

Financial Instruments and Other Instruments

15

1.15.1

Other MD & A Requirements

15

1.15.2

Additional Disclosure for Venture Issuers Without Significant Revenue

15

1.15.3

Disclosure of Outstanding Share Data

16

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2005

(expressed in United States dollars, unless otherwise stated)

1.1

Date

The effective date of this report is August 29, 2005.

1.2

Overview

This Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements."  All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward looking statements that involve various risks and uncertainties including changes in future prices of gold; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors.

This MD&A should be read in conjunction with the audited consolidated financial statements of Emgold Mining Corporation for the year ended December 31, 2004, and the unaudited consolidated financial statements for the six months ended June 30, 2005.  All dollar figures stated herein are expressed in United States dollars, unless otherwise specified.

Emgold Mining Corporation ("Emgold" or the "Company") has historically been a mineral exploration company.  The Company has a portfolio of mineral exploration projects and is also conducting research and development to assess the viability of fully commercializing the CeramextTM process which converts mine tailings and other siliceous waste materials to ceramics.  Following is a brief summary of its current activities.

  Emgold's loss for the six months ended June 30, 2005 ("fiscal 2005") was $2,385,144 or $0.05 per share compared to a loss of $2,790,384 or $0.06 per share in the six months ended June 30, 2004 ("fiscal 2004").

  During fiscal 2005, cash used in operations was $2,123,063 compared to $2,616,314 in fiscal 2004.

  Exploration expenditures and acquisition of mineral property interests totalled $747,945 in fiscal 2005, of which $35,474 was capitalized, compared to $2,143,707 in fiscal 2004, of which $567,052 was capitalized. The Company expenses exploration costs on its mineral property interests.  Exploration expenditures were incurred on the following mineral properties in fiscal 2005:  Idaho-Maryland - $706,952 (2004: $1,561,465), Rozan - $1,788 (2004 - $3,177), Stewart - $2,004 (2004 - $12,013), and Jazz - $1,727 (2004 - $Nil).

  During fiscal 2005, the Company spent $591,463 (2004 - $599,832) on research and development of the CeramextTM process.  Expenses incurred include prototype materials for research - $42,201 (2004 - $120,416); CeramextTM technology royalties and amortization of licence fee and bench-scale research facility - $72,939 (2004 - $70,526); engineering costs which includes consultants, contractors, salaries and hourly labour - $293,279 (2004 - $253,781); consumable materials - $38,804 (2004 - $89,311); site costs - $81,588 (2004 - $52,041); sample preparation - $26,441 (2004 - $Nil) and transportation - $4,662 (2004 - $13,757).  Stock-based compensation of $28,489 for stock options granted in fiscal 2005 contributes to the total with no comparative expense in fiscal 2004.  The technology licence fee and bench-scale research facility are amortized over a two-year period.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2005

(expressed in United States dollars, unless otherwise stated)

1.2.1

Idaho-Maryland Mine, California

Since its incorporation in 1989, the Company has been in the business of acquiring and exploring mineral properties.  The Company's primary focus has been and continues to be the exploration and permitting of the Idaho-Maryland Property located near the City of Grass Valley in Nevada County, California, U.S.A.

A Conditional Mine Use Permit ("CMUP") will give Emgold the prerogative to re-open and work the Idaho-Maryland Mine, subject to the conditions in the Permit.  Once the permit is issued the Company plans to dewater the existing mine workings and construct an underground access ramp (the "decline") that will be used to conduct underground exploration, confirmation drilling and sampling, as well as come mining to recover and produce gold from the shallower zones of the mine and to complete a feasibility study for full-scale production.  The application for the CMUP was accepted as substantially complete on May 24, 2005, by the City of Grass Valley (the "City"), and as the Lead Permitting Agency, the City will initiate a California Environmental Quality Act ("CEQA") review of the project application.  The project is sensitive to addressing those issues associated with growth due to industrial development proximate to an urban center.

The construction of a decline may also enable the production of ceramics from the development rock (the rock from the excavation of the decline).  The CMUP application also includes provisions for Emgold to operate a CeramextTM plant to produce ceramic building products, sales of which are projected to contribute significant revenue that could enhance the overall value of the integrated mining operation.  The CMUP application contemplates the staged development of a gold mining and ceramics operation on a scale of up to 2,400 tons per day subject to the completion of a positive feasibility study and given a positive production decision.  While the decline is being constructed, and during subsequent underground exploration, the Company expects that there could be some gold production.  Initially, the Company plans to mine and toll mill any gold ore when sufficient gold bearing ore is defined as part of the development of the underground workings and any areas of deeper underground exploration.

Permitting Process

In California, permitting is a well-defined process where companies work with the local community and governments.  We believe we have a good working relationship with the local communities and to date have been successful in obtaining permits we have applied for.

Responding to comments from the City of Grass Valley and preparation of all permitting applications and additional material as requested has been the main focus of the Company to date in fiscal 2005.  This process of information exchange will likely continue throughout fiscal 2005 and 2006.  The work associated with the application process will consume a significant amount of the Company's resources and there will be associated expenditures as the Company responds to requests made by the City of Grass Valley and other County, State and Federal regulatory authorities.

To date in fiscal 2005, the Company has been actively involved with the community.  Booths and information sessions at fairs, markets and community centres have been organized and attended by interested parties.  Issues of concern to the community are being addressed and communicated to all interested parties at these sessions.  A website, devoted to the Idaho-Maryland property, addresses community concerns regarding the impact of possible dewatering activities of existing mine workings, underground development, exploration and the possible operation of a mine on the community and the environment.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2005

(expressed in United States dollars, unless otherwise stated)

Exploration

Emgold has currently identified up to 26 underground exploration targets, each having the potential to host a sizeable gold deposit based on historical and current drill data from the Idaho-Maryland.  It is important to note that these additional exploration targets may only be fully defined by underground mining combined with underground exploration drill programs.  Underground drilling cannot commence until the existing mine workings are dewatered and excavation of a decline has been initiated, which cannot begin until a CMUP is obtained.  The company intends to start mining for gold from shallow targets as well as to start further underground exploration activities during the excavation of the decline.  Subject to the receipt of the CMUP and the availability of funding, these activities are scheduled to commence in Q1 2008 or before.

The Company's geologists are currently designing a Phase 3 surface drill program for late 2005 or in 2006.  A drilling permit is required before any drilling can be undertaken.  The Phase 3 program could possibly be up to 25,000 ft (7,620 m) of core drilling conducted at up to 5 sites.

The Company is planning a future 425,000 ft (130,000 m) underground drill program to test the 26 exploration targets and 200 resource blocks that have been identified.  Our current estimate is that the permitting process may take between 14 and 24 months from the time that the Final Applications were deemed substantially complete by the City as Lead Agency, which was on May 24, 2005.  This time estimate has been based on the permitting experiences of previous mining operations located in California.

Throughout the past two years, exploration geologists have been inputting the historic data from the mine into the mine modelling software.  All the historical data is being digitized, checked and analyzed.  It is the Company's objective to have the majority of the historic data entered into the modelling software by the end of the third quarter of fiscal 2005 ("Q3 2005").

Advancement Of The CeramextTM Process

CeramextTM Process

Emgold licensed the worldwide rights to the CeramextTM technology because of its potential to provide a tailings management strategy and to contribute a significant revenue stream to the Idaho-Maryland Mine.  The Company also believes there is a global business opportunity to create revenue from processing a wide range of other waste and naturally occurring materials to produce high quality ceramic building materials.  In return for investing the capital necessary to further develop and commercialize the CeramextTM technology, the Company has earned and received the worldwide license for the technology.  A royalty will be payable to the developer of the CeramextTM technology.  The developer of the technology is a director of the Company.

The CeramextTM hot vacuum extrusion process should be able to use a very wide range of siliceous feedstocks that would normally be considered waste materials.  These include not only mine development rock and mine tailing materials, such as those from the Idaho-Maryland project, but also coal and lignite fly ash which is generated primarily from power plants, incinerator and wood ash, waste earth materials, and a variety of other silicates.  Many of these feedstocks have been tested using our pilot-scale plants, some yielding very positive results.

The Idaho-Maryland feedstock has been used to produce high quality ceramic material, as has fly ash and other materials from mining and industrial sites throughout North America.  The testing of materials is ongoing in conjunction with equipment design and product development.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2005

(expressed in United States dollars, unless otherwise stated)

The CeramextTM Process is expected to be capable of producing high quality ceramics at approximately 30-40% less cost than other conventional ceramic processes.  Savings are expected from the process by more efficient use of energy and the lower cost of feedstocks.

The Company is in the process of preparing marketing studies to form part of the feasibility study to support the decision to produce ceramic building materials.  Emgold anticipates completing the initial marketing studies by 2006, as an integral component in the feasibility studies and commercialization of the CeramextTM Process for the Idaho-Maryland Mine.  The Company is also in negotiations with other mining companies and industrial companies who have expressed interest in using the CeramextTM technology to treat their tailings and/or waste products. The Company expects to have several Memoranda of Understanding and/or Joint Ventures in place with operators by the end of Q4 2005.

1.2.2

Rozan and Stewart Properties, British Columbia

Exploration Activity

On the Rozan and Stewart properties, a program is planned designed to locate, map and sample numerous surface gold-bearing quartz veins in order to confirm information contained in historic reports.  Also, a 2 x 2 kilometer soil sampling grid will be established over the area of quartz veining in order to better trace the veins in areas of poor outcrop exposure.

Budgeted expenditures on the Rozan and Stewart properties for fiscal 2005 total $93,000, including a work program of $55,900 and property payments of Cdn$50,000, of which Cdn$25,000 was paid in fiscal 2005.

1.2.3

Jazz Property, British Columbia

In March 2004, Emgold entered into an option agreement to acquire a 100% interest in the 600-hectare Jazz Property consisting of twenty-four mineral claims contiguous to Emgold's Stewart Property.  Under the terms of the agreement Emgold has agreed to make total cash payments of $215,000 ($20,000 paid to June 30, 2005) to the optionor over a ten-year period.

The exploration budget for 2005 is $37,500.  This program may consist of surface sampling, mapping and trenching.

Mineral Property Option Payments Due In Fiscal 2005

In fiscal 2005 Emgold must make cash payments for its mineral property option payments totalling approximately $50,161, of which a total of Cdn$35,000 has been paid.  Cash and share payments on mineral property options are dependent upon exploration results and are made at solely at the option of the Company.

1.2.4

Market Trends

The price of gold has been increasing steadily over the past two years.  The average London gold fix in 2004 averaged US$409.72 per ounce and has averaged US$438.53 per ounce to August 26 in 2005.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2005

(expressed in United States dollars, unless otherwise stated)

1.3

Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in United States dollars.

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
Current assets	$ 1,651,513	$ 5,909,571	$ 147,106
Mineral property interests	797,956	140,487	55,485
Other assets	499,278	38,766	5,850
Total assets	2,948,747	6,088,824	208,441

Current liabilities	458,949	193,050	79,992
Notes payable and preference shares	577,529	517,417	501,678
Shareholders' equity (deficiency)	1,912,269	5,378,357	(373,229)
Total shareholders' equity and liabilities	$ 2,948,747	$ 6,088,824	$ 208,441

Working capital	$ 1,192,564	$ 5,716,521	$ 67,114

	Years ended December 31,
	2004	2003	2002
Expenses
Amortization	$ 21,936	$ 7,739	$ 320
CeramextTM research costs	998,631	24,054	--
Exploration expenses	2,876,046	1,101,225	257,112
Legal, accounting and audit	183,335	119,775	32,841
Management and consulting fees	30,579	21,406	--
Office and administration	194,286	32,967	5,883
Salaries and benefits	552,043	1,690,503	67,694
Shareholder communications	395,666	195,328	28,502
Travel	55,569	38,935	2,104
	5,308,091	3,231,932	394,456
Other expenses and (income)
Reversal of Idaho-Maryland property accruals related to write-down of property in prior years	--	--	(164,983)
Foreign exchange (gain) loss	139,455	(62,424)	3,768
Finance expense	41,790	41,860	9,924
Accretion of debt portion of preference shares	17,659	--	--
Interest income	(60,366)	(6,683)	(256)
Loss before income taxes	5,446,629	3,204,685	242,909
Income tax recovery	--	(44,105)	--
Loss for the year	5,446,629	3,160,580	242,909

Loss per share - basic and diluted	$0.12	$0.11	$0.01
Weighted average number of common shares outstanding	46,794,835	28,862,975	20,597,538
Total common shares outstanding at end of year	47,158,099	43,455,880	25,119,319

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2005

(expressed in United States dollars, unless otherwise stated)

1.4

Results of Operations

Six months ended June 30, 2005 ("fiscal 2005"), compared to six months ended June 30, 2004 ("fiscal 2004")

Emgold had a loss of $2,385,144, or a loss per share of $0.05 in fiscal 2005, compared to a loss of $2,828,629, or loss per share of $0.06 in fiscal 2004.

Included in fiscal 2005 is $190,326 in stock-based compensation compared with $100,808 in stock-based compensation in fiscal 2004.

During fiscal 2005 the Company earned interest income of $45,492 on excess cash balances compared to $38,245 in fiscal 2004.  The increase was due to the higher cash balances held through most of the latter part of Q2 in fiscal 2005 after the closing of a private placement financing late in the three-month period ended June 30, 2005.

General and administrative expenses:

Legal, accounting and audit fees increased from $31,592 in fiscal 2004 to $42,544 in fiscal 2005.  Audit fees have increased due to quarterly reviews in preparation for certain regulatory filings and due to increased audit testing, and finalization of a Form 20-F which was filed in June 2005 with the Securities and Exchange Commission in the United States.  These fees will likely continue to increase due to increasing regulatory and reporting requirements, and the increased audit and legal time related to the review of corporate filings.

Office and administration expenses in fiscal 2005 of $216,565 compare to $75,793 in fiscal 2004.  Office and administration expenses include telephone, courier, and other direct costs, which were incurred in the period.  Costs are substantially higher in fiscal 2005, as a new exploration office and pilot plant facilities were set up in Grass Valley, California in late fiscal 2004.  Prior to the third quarter of fiscal 2004, the Company rented an office in Grass Valley that did not have the large area for development of the CeramextTM process.  A portion of rent, telephone and other related expenses are included in exploration expenses and in the CeramextTM development costs.

Management and consulting fees of Cdn$2,500 per month have been paid to Lang Mining Corporation, a private company, for the services of the Chairman of the Company in each fiscal year and are classified as management and consulting fees.  In June 2005, the Company appointed a new chairman of the Company.

A foreign exchange gain of $19,814 in fiscal 2005 compares to an exchange loss of $181,678 in fiscal 2004.  During the first half of fiscal 2004, the Company's funds were held primarily in Canadian dollars and in fiscal 2004, the United States dollar temporarily strengthened, resulting in a large exchange loss in fiscal 2004.  The debt portion of preference shares is denominated in Canadian dollars, therefore also subject to exchange rate fluctuations.  Fluctuations in currency are expected to affect operations to a lesser degree in fiscal 2005, as currently most of the Company's funds are held in United States dollars.

Salaries and benefits of $76,590 in fiscal 2004 compare to $470,047 in fiscal 2005.  The increase in salaries and benefits in fiscal 2005 reflects the increased activity at the Idaho-Maryland property and the related management, administrative and accounting time related to the processing of transactions, regulatory requirements, and other administration activities.  The complement of staff at both the Grass Valley and Vancouver offices is not expected to increase in fiscal 2005.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2005

(expressed in United States dollars, unless otherwise stated)

Shareholder communications costs of $106,658 in fiscal 2004 compare to $165,212 in fiscal 2005.  Shareholder communication costs will continue to be a significant expense due to the increased interest in the Company and the related costs of informing shareholders, the financial community and potential new investors about the Company's activities.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company's website.

Effective July 1, 2004, Emgold retained the Los Angeles area firm of Michael Baybak and Company, Inc. ("MBC") to conduct investor relations programs oriented towards institutional investors on behalf of the Company.  The Company has been paying MBC a monthly fee of US$5,000 for the one-year term of the agreement. The agreement may be terminated after the first four months and/or may be renewed after the initial term.  During fiscal 2005, a total of $30,000 has been paid to MBC, with no comparative expense in fiscal 2004.  An additional fax distribution at a cost of $20,000 was completed during fiscal 2005, in addition to reimbursement of postage and other fees.

The Company also retained investor relations' services through its current management service provider, LMC Management Services Ltd. ("LMC").  Since July 1, 2004, LMC provides the services of Mr. Mark Feeney, an investor relations and public relations professional, on a month-to-month basis, not to exceed $5,500 per month commencing in July 2004.  During fiscal 2005, $15,445 was paid to LMC for Mr. Feeney's services, with no comparative expense in fiscal 2004.  Mr. Feeney is no longer providing investor relations' services to the Company.  In fiscal 2004, the Company paid $26,941 to Coal Harbor Communications, an investor relations firm, with no comparative expense in fiscal 2005.  In fiscal 2004, $13,249 was paid to Windward Communications for investor relations services, compared to $4,600 in fiscal 2005.  Windward Communications services were terminated in fiscal 2005.  The Company also paid $24,282 to High Visibility Public Relations.  High Visibility does not perform investor relations' activities.

Research and development expenses:

	Six months ended June 30,		Year ended December 31,
	2005	2004	2004
CeramextTM Process Costs
Prototypes materials for research	$ 42,201	$ 120,416	$ 318,758
CeramextTM technology royalties and amortization of licence fee and bench-scale research facility	72,939	70,526	141,054
Commercialization costs	3,060	--	--
Consumable materials	38,804	89,311	--
Sample preparation	26,441	--	--
Site costs	81,588	52,041	29,576
Stock-based compensation	24,489	--	--
Engineering costs	23,279	253,781	486,749
Transportation	4,662	13,757	22,494
Incurred during the period	$ 591,463	$ 599,832	$ 998,631

In fiscal 2005 the Company incurred $591,463 on the research and development of the CeramextTM Process compared to $599,832 in fiscal 2004.  Most of the material for the prototype has been purchased as has the majority of the equipment required for testing and analyzing the materials produced.  Additional equipment purchases have been made and will continue to be required as testing and development advances.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2005

(expressed in United States dollars, unless otherwise stated)

Current and planned activities for the balance of fiscal 2005 include further testing, and preparation of patent applications and marketing studies, which are currently in process.

Exploration expenses:

	Six months ended June 30,		Year ended December 31,
	2005	2004	2004
Idaho-Maryland Mine, California
Exploration costs
Assays and analysis	$ 3,932	$ 58,938	$ 70,016
Drilling	--	649,603	909,625
Geological and geochemical	312,800	260,652	731,152
Land lease and taxes	63,787	52,500	105,907
Mine planning	223,116	314,357	493,886
Site activities	77,139	197,753	418,982
Stock-based compensation	17,858	--	--
Transportation	8,320	27,662	44,106
Incurred during the period	706,952	1,561,465	2,773,674
Rozan Property, British Columbia
Exploration costs
Assays and analysis	--	--	3,789
Geological and geochemical	1,788	3,177	(14,324)
Site activities	--	--	295
Transportation	--	--	1,460
Incurred during the period	1,432	3,177	(8,780)
Stewart Property, British Columbia
Exploration costs
Geological and geochemical	2,004	10,506	26,590
Site activities	--	--	312
Transportation	--	1,507	2,374
Incurred during the period	2,004	12,013	29,276
Jazz Property, British Columbia
Exploration costs
Assays and analysis	--	--	6,437
Drilling	--	--	58,786
Geological and geochemical	1,727	--	13,176
Transportation	--	--	3,477
Incurred during the period	1,727	--	81,876

Exploration expenses incurred during the period	$ 712,471	$ 1,576,655	$ 2,876,046

Exploration expenditures on the Idaho-Maryland property decreased from $1,576,655 in fiscal 2004 to $712,471 in fiscal 2005.  Site activities and geological and geochemical costs include the ongoing digitization and evaluation of historical data and preparation of applications for permitting for the surface exploration program and drilling.  Drilling costs were incurred in fiscal 2004, with no drilling program in fiscal 2005, which is the primary reason for the decrease in expenditures in fiscal 2005.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2005

(expressed in United States dollars, unless otherwise stated)

The Company has a five-year lease and option to purchase the Idaho-Maryland property.  The current lease commenced on June 1, 2002, and expires on May 31, 2007.  All payments required under the lease have been made to date.

Planned expenses in fiscal 2005 for the Idaho-Maryland project include the activities associated with the application for a Conditional Mine Use Permit, on-going geologic investigations and exploration, property acquisitions, mine planning and public outreach activities.

Exploration expenditures on the Rozan, Stewart and Jazz properties totalled $15,190 in fiscal 2004 compared to $5,519 in fiscal 2005.  Due to continued funding constraints, and the focus of the Company on the Idaho-Maryland Property in California, exploration on the British Columbia properties will be minimal in fiscal 2005.

1.5

Summary of Quarterly Results

Emgold had a loss of $1,290,315 or a loss per share of $0.02 in Q2 2005, compared to a loss per share of $1,621,209, or loss per share of $0.03 in Q2 2004.

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses.

	CeramextTM Process	Idaho-Maryland Property, California	Rozan Property, British Columbia	Stewart Property, British Columbia	Jazz Property and Others	General and administrative expenses (Note 1)	Loss per Quarter	Quarterly Loss per share
2003
Third Quarter	--	245,481	413	3,174	--	125,277	373,103	0.01
Fourth Quarter	24,054	330,707	59,780	50,119	--	1,999,449	2,083,653	0.08
2004
First Quarter	214,371	695,847	648	840	--	286,478	1,169,195	0.03
Second Quarter	385,462	865,618	2,529	11,173	--	365,664	1,621,190	0.03
Third Quarter	170,690	786,818	15,689	11,143	24,350	465,915	1,458,000	0.03
Fourth Quarter	228,108	425,391	(27,646)	6,120	57,526	514,261	1,198,244	0.03
2005
First Quarter	217,137	401,372	356	1,964	1,501	475,340	1,094,829	0.03
Second Quarter	374,325	305,580	1,432	40	226	651,362	1,290,315	0.02

Note 1:  General and administrative expenses do not include interest revenue, or the write-down or recovery of mineral property interests.

Three months ended June 30, 2005 ("Q2 2005"), compared to three months ended June 30, 2004 ("Q2 2004")

Emgold had a loss of $1,290,315 or a loss per share of $0.02 in Q2 2005, compared to a loss of $1,621,209, or loss per share of $0.03 in Q2 2004.

Included in Q2 2005 is $190,326 in stock-based compensation compared with $87,599 in stock-based compensation in Q2 2004.

During Q2 2005 the Company earned interest income of $42,651 on excess cash balances compared to $9,256 in Q2 2004.  The increase was due to higher cash balances held after the closing of a financing in Q2 2005.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2005

(expressed in United States dollars, unless otherwise stated)

Legal, accounting and audit fees decreased nominally due to quarter to quarter variances in legal, audit and accounting requirements from $15,494 in Q2 2004 to $12,857 in Q2 2005.  These fees will likely increase due to increasing regulatory and reporting requirements, and the increased audit and legal time related to the review of corporate filings.

Office and administration expenses in Q2 2005 of $130,956 compare to $50,928 in Q2 2004.  Costs are substantially higher in fiscal 2005, as a full complement of staff is now occupying the exploration office and pilot/demonstration plant facilities that were set up in Grass Valley.

Until June 30, 2005, management and consulting fees of Cdn$2,500 per month were paid to Lang Mining Corporation, a private company, for the services of the Chairman of the Company in each fiscal year and are classified as management and consulting fees.

A foreign exchange gain of $22,777 in Q2 2005 compares to an exchange loss of $64,387 in Q2 2004.  During the first half of fiscal 2004, the Company's funds were held primarily in Canadian dollars and in fiscal 2004, the United States dollar temporarily strengthened, resulting in a large exchange loss in fiscal 2004.  The debt portion of preference shares is denominated in Canadian dollars, therefore also subject to exchange rate fluctuations.  Fluctuations in currency are expected to affect operations to a lesser degree in fiscal 2005, as currently most of the Company's funds are held in United States dollars.

Salaries and benefits of $50,347 in Q2 2004 compare to $237,681 in Q2 2005.  The increase in salaries and benefits in fiscal 2005 reflects the increased activity at the Idaho-Maryland property and the related management, administrative and accounting time related to the processing of transactions, regulatory requirements, and other administration activities.  The complement of staff at both the Grass Valley and Vancouver offices is not expected to increase in the balance of 2005, but quarterly salary costs will be significantly higher in fiscal 2005.

Shareholder communications costs of $47,945 in Q2 2004 compare to $91,389 in Q2 2005.  Shareholder communication costs will continue to be a significant expense due to the increased interest in the Company and the related costs of informing shareholders, the financial community and potential new investors about the Company's activities.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company's website.

1.6

Liquidity

Historically, the Company's sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

Investing Activities

As at June 30, 2005, Emgold has capitalized $833,430 representing acquisition costs associated with the acquisition and exploration of its mineral property interests in California and British Columbia.  The Company has also acquired equipment at a depreciated book value of $394,367.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2005

(expressed in United States dollars, unless otherwise stated)

1.7

Capital Resources

At June 30, 2005, Emgold's working capital, defined as current assets less current liabilities, was $6,034,148, compared to $1,192,564 at December 31, 2004.  The Company's continued operations are dependent upon the Company's ability to obtain sufficient financing to carry on planned operations.

At June 30, 2005, the Company had 65,518,099 common shares issued and outstanding and 3,948,428 Class A preference shares, which are convertible to 987,107 common shares.  During fiscal 2005, the Company issued 18,360,000 common shares pursuant to a financing completed at Cdn$0.50 per unit.  Each unit was comprised of one common share and one share purchase warrant at Cdn$0.70.  Pursuant to the financing, Galaxy Fund, Inc. ("Galaxy"), a mutual fund based in Road Town, British Virgin Islands, now holds approximately 23% of the issued and outstanding common shares of the Company, and if all of the warrants included in the private placement were exercised, this percentage would increase to approximately 36%.  Under the rules and policies of the TSX Venture Exchange, this shareholding constitutes Galaxy a "control person" of Emgold, and as such, the Company sought shareholder approval for the private placement, which it received at its annual and special general shareholders meeting held on June 8, 2005.  Proceeds from the private placement provided $7,055,459 to the treasury.

Proceeds from the private placement are being used to fund further exploration and development of the Company's Idaho-Maryland project in Grass Valley, California, on-going development and commercialization of the CeramextTM process and for general administrative purposes.

Plans for fiscal 2005 have been curtailed to a certain degree, as the budget for fiscal 2005 was estimated to be $10,000,000, and gross proceeds from the financing totalled approximately $7,300,000.  Additional financing will be required later in fiscal 2005 and 2006 in order for the Idaho-Maryland project and the Company to move forward as scheduled.

Preference Shares

Mr. Frank A. Lang and Lang Mining Corporation (collectively "Lang") were major creditors of the Company as a result of advances made over a prolonged period in providing financial support to the Company.  In 2002, the Company entered into an agreement with Lang to issue 3,948,428 Series A First Preference shares in full satisfaction of an aggregate $501,678 of indebtedness owing to Lang.  Terms of the preferred share issuance are described below.

The Series A First Preference Shares rank in priority to the Company's common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  At June 30, 2005, $116,977 has been accrued in accounts payable in relation to the 7% fixed cumulative preferential dividends.

The shares are redeemable by the company at any time on 30 days of written notice at a redemption price of Cdn$0.80 per common share, but are redeemable by the holder only out of funds available that are not in the Company's opinion otherwise required for the development of the Company's mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

As is required by accounting standards, the value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The balance of $517,417 is the value included in debt as preference shares, with accretion and foreign exchange loss on debt to June 30, 2005, totalling $56,132.

The Series A First Preference Shares are non-voting unless and until the Company fails for any period

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2005

(expressed in United States dollars, unless otherwise stated)

aggregating two years or more to pay dividends, in which case they will carry one (1) vote per share at all annual and special meetings of shareholders thereafter.

Contractual and Other Obligations

The following table summarizes the Company's contractual obligations as at June 30, 2005:

	July 1, 2005, to December 31, 2005	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years (2)	Total (to 5 years)

Long-term debt	$ --	$ --	$ --	$ --	$ --	$ --	$ --
Operating lease obligations	107,400	234,938	60,413	--	--	--	456,450
Idaho-Maryland property lease (1)	51,000	102,000	102,000	--	--	--	280,500
Mineral property option payments (1)	20,161	58,387	47,258	20,000	25,000	25,000	225,967
CeramextTM royalties and payments	10,000	40,000	80,000	160,000	160,000	160,000	615,000
Purchase obligations	--	--	--	--	--	--	--
Asset retirement obligations	--	--	--	--	--	--	--
	$ 188,561	$ 435,325	$ 289,671	$ 180,000	$ 185,000	$ 185,000	$1,577,917

(1)

Mineral property option payments are made at the option of the Company, however non-payment of mineral property leases may result in forfeiture of Emgold's rights to a particular property.

(2)

The amount shown in '5th and subsequent years' is a per-year figure.

1.8

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9

Transactions With Related Parties

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, with the exception of preference shares.

Six months ended June 30,
Services rendered:	2005	2004
Legal fees (a)	$ 14,654	$ 11,417
Lang Mining Corporation (d)	$ 12,189	$ 11,126
Director (b)	$ 55,000	$ 45,000
LMC Management Services Ltd. (c)	$ 445,660	$ 296,309

Balances receivable from:	June 30, 2005	December 31, 2004
LMC Management Services Ltd.	$ 106,922	$ 229,682
Balances payable to (e):
Directors, officers and employees	$ 125,457	$ 117,242

(a)

Legal fees were paid to a law firm for which a director is an associate counsel.

(b)

A director of the Company receives consulting fees and has commenced receiving advance royalties on the CeramextTM agreement.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2005

(expressed in United States dollars, unless otherwise stated)

(c)

Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. LMC is not related to Lang Mining Corporation.   Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.

(d)

Lang Mining Corporation ("Lang Mining") is a private company controlled by a director of the Company.  From January 1, 2003, until June 30, 2005, the Company paid Cdn$2,500 per month to Lang Mining for the services of Mr. Lang as chairman of the Company.  A new chairman was appointed in June 2005, and fees will no longer be paid to Lang Mining for services of Mr. Lang as chairman.

(e)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares.  The Series A Preference shares rank in priority to the Company's common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  At June 30, 2005, $116,977 in dividends payable has been accrued and is classified as due to related party.

1.10

Fourth Quarter

See Item 1.4.

1.11

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12

Critical Accounting Estimates

Not applicable.  As at June 30, 2005, the Company was a venture issuer.

1.13

Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses.  These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgement on matters which are inherently uncertain.  A summary of the Company's significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended December 31, 2004.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2005

(expressed in United States dollars, unless otherwise stated)

1.14

Financial Instruments and Other Instruments

Current assets and liabilities

The Company's current financial instruments are comprised of cash and cash equivalents, accrued liabilities and both related and non-related accounts receivable and accounts payable.  Current financial instruments are recorded at cost.  The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of the financial instruments.

Non-current items

The Company's non-current financial instruments are comprised of notes payable and the debt and equity components of preference shares.  The Company is unable to estimate the fair value of the preference shares at the balance sheet date, as the fair value of the preference shares is dependent on many factors: - the price of gold, the market value of the Company's common shares, interest rates, and other factors relevant to the financial instrument.  As a result, the fair value of the preference shares cannot be practicably determined.

1.15.1

Other MD & A Requirements

See the audited consolidated financial statements for the years ended December 31, 2004.

1.15.2

Additional Disclosure for Venture Issuers Without Significant Revenue

(a)

capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying financial statements.

(b)

expensed research and development costs

Not applicable.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

Emgold Mining Corporation

Three and Six Months Ended
June 30, 2005

(expressed in United States dollars, unless otherwise stated)

1.15.3

Disclosure of Outstanding Share Data

The following details the share capital structure as of August 29, 2005, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at August 29, 2005

(a)

Authorized Capital

Unlimited number of common shares without par value.

Unlimited number of preference shares without par value.

(b)

Issued and Outstanding Capital

65,518,099 common shares are issued and outstanding.

3,948,428 Series A First Preference shares.

Stock Options Outstanding

Exercise Price (Cdn$)	Number Outstanding	Expiry Date
$0.30	145,000	April 21, 2007
$0.25	40,000	January 15, 2009
$0.25	150,000	June 11, 2009
$0.10	494,000	October 12, 2011
$0.60	150,000	August 18, 2013
$1.00	2,805,000	November 19, 2013
$1.00	150,000	June 16, 2014
$0.90	2,130,000	July 12, 2014
$0.36	260,000	June 28, 2010

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
6,232,799	Cdn$1.00	December 22, 2005
3,480,000	Cdn$0.70	May 3, 2007
14,880,000	Cdn$0.70	June 10, 2007

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, WILLIAM J. WITTE, President and Chief Executive Officer of EMGOLD MINING CORPORATION, certify that:

1.

I have reviewed the interim filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings) of EMGOLD MINING CORPORATION (the issuer) for the interim period ending June 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  August 29, 2005

"William J. Witte"

William J. Witte

President and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, SHANNON M. ROSS, Chief Financial Officer of EMGOLD MINING CORPORATON, certify that:

1.

I have reviewed the interim filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings) of EMGOLD MINING CORPORATION (the issuer) for the interim period ending June 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  August 29, 2005

"Shannon M. Ross"

Shannon M. Ross

Chief Financial Officer